U P G R A D I N G    A M E R I C A’S    N E I G H B O R H O O D S

700 West Hillsboro Blvd, Building 1, Suite 100, Deerfield Beach, FL 33441
Phone: (855) 663-1768; Fax: (954) 736-5989
www.HelpfulAlliance.com

April 7, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Pamela Long, Assistant Director

Mail Stop 4631

Re:	Helpful Alliance Company
Amendment No. 4 to Registration
Statement on Form S-1 Filed
March 4, 2016
File No. 333-205358

Dear Ms. Long:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter, dated March 21, 2016 (the “Comment Letter”), relating to the above-captioned registration statement (the “Registration Statement”) filed by Helpful Alliance Company, a Florida corporation (the “Company”).

The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 5 to the Registration Statement (the “Amendment”) filed with the Commission today via EDGAR. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated stated below in its entirety and identified with italic font, with the Company’s responses to a particular comment set out immediately underneath it. Where previous disclosure to Amendment No. 4 has been specifically amended in response to the preceding comment, we have underlined the new or revised text.

Business Plan, page 3

1. Please reconcile your statement, here and elsewhere, that the construction of 70 homes at your Seasons Creek development will cost $7 million and be complete in 2017 with your statement on page 30 that such construction will require two phases, each lasting two years and costing between $5.8 and $7 million. Please also update your Use of Proceeds and other disclosures throughout your prospectus as necessary.

RESPONSE:

We have revised the disclosure throughout the Registration Statement to consistently state that we anticipate the construction costs of the 70 houses on our Seasons Creek Development to be $5.8 million and to be done in Stage 1 from 2017-2018.

2. Please describe in reasonable detail the “new concept of a sustainable living community” that you plan to spend $30 million dollars developing during 2017. Please also indicate what activities regarding this community will occur during Stage I of your business plan and which will occur during Stage II.

RESPONSE:

We have revised the disclosure by adding the following underlined description of “new concept of a sustainable living community” to the table and footnotes on pages 3 and 4 of the prospectus.

Operating Activities within Stage I	Amount of Associated Costs (1)	Source of Funding
2015-2016 - Value of land owned by us for development of 70 building lots in Chesterfield County, VA (Seasons Creek project)	$1,000,000	Current working capital

2016-2017 - Land development for 70 building lots in Chesterfield County, VA (Seasons Creek project)	$450,000	Current working capital

2016-2017 - Land development for 70 homes in Chesterfield County, VA (Seasons Creek project)	$3,250,000	Current working capital and net proceeds from this Offering

2017-2018 - Construction of 70 homes in Chesterfield County, VA(Seasons Creek project)	$5,800,000	Current working capital and net proceeds from this Offering

2016-2017 - Purchase of land for development other than the Seasons Creek Project and properties for remodeling	$11,200,000	Net proceeds from this Offering

2016-2017 - Development and testing of proprietary home model kits (2)	$700,000	Net proceeds from this Offering

2016-2017 - Research for alternative materials (3)	$250,000	Net proceeds from this Offering

General business operating activities (4)	$6,850,000	Net proceeds from this Offering

2017 - Research 3D printer for construction	$500,000	Net proceeds from this Offering

2016-2017 - Land development, other than Seasons Creek development	$20,000,000	Additional offering (5)

2017 - Development and testing of new concept of a sustainable living community, including but not limited to erection of actual housing and commercial buildings, and/or purchase and remodeling existing properties to exhibit the concept (7)	$30,000,000	Additional offering (6)

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(1)	Assuming the sale of 14,500,000 shares of Common Stock offered by the Company are sold in this Offering.

(2)	We are planning to use $700,000 from the net proceeds of this Offering for development of our proprietary kits of home models we are planning to build on the 28.8-acre parcel of land we own in Chesterfield County, Virginia. Although the cost of these materials and supplies will be capitalized in total construction costs under our subsidiary, Seasons Creek Development LLC, and ultimately realized upon sale of homes, we allocate this cost separately because we are planning to use the home models combining novel combination of construction materials and supplies, an outcome of which is uncertain. Should we be not be able to assemble homes using these materials and supplies in compliance with the applicable building code, or at all, we will have to expense this cost partially or entirely, which may affect our future results of operations and may render a negative effect on your stockholder equity and earnings per share.

(3)	Maximum cost level cited.

(4)	Includes salaries, sales and marketing expenses, commissions, contractors’ compensation and other expenses not cited in previous items of this table.

(5)	On February 1, 2015, the Company initiated a private placement offering of up to $20 million in unsecured, non-convertible Notes bearing simple, non-compounding interest of 10% per annum, as described in the Private Placement Memorandum dated February 1, 2015. The Notes will mature between two and three years from the date of issuance, subject to extension as described in the Memorandum. The Notes will be issued without indenture or trustee. The offering is made in reliance upon an exemption from securities registration afforded by, among other regulations, the provisions of Regulation D and/or Regulation S as promulgated by the SEC under the Securities Act of 1933. All of the notes in this Offering were offered by the Company. Management will have broad discretion with respect to the specific application of the net proceeds of the offering, although the net proceeds of the offering are intended to be generally applied toward the Company’s principal operations in the construction business. No subscriptions were received under this Offering as of September 30, 2015. The offering is currently active and has no termination date. We may also decide to finance this activity by offering securities of our Project LLC’s in one or more private offerings in the future.

(6)	Indicates private and public offerings of securities, which we anticipate undertaking consecutive to this Offering as we originate future projects.

(7)	We have conceived a new concept of sustainable living communities based on the practical application of our knowledge base and novel technologies. The concept we intend to develop is a large-scale planned mixed-use development that can be conveniently located outside of a city that we intend to include, but not be limited to, its own private schools for residents, healthcare facilities, rental housing, single-family and multi-family real estate, parks, fitness centers, grocery stores, municipal buildings such as a fire station, gas stations, electric car charging stations, restaurants, retail stores, and office space. We also intend to meet modern standards for environmental-friendliness and energy efficiency throughout the development. Such concept is currently in its development stage and is subject to substantial changes, outcomes of which are uncertain. During Stage I of our Business Plan, we intend to continue developing this concept and locating a site for it. During Stage II and carrying into Stage III, we intend to physically begin and carry through with the land acquisition, land development, obtaining approvals from local municipalities, and construction of the project.

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Grow our business through a comprehensive financing strategy, page 5

3. You disclose on page 5 that you will have capital sufficient to complete the Seasons Creek project if you sell at least 50% of the offering; however, according to your use of proceeds table on page 28, you will not use any proceeds of the offering to construct the Seasons Creek homes until you have received proceeds from the sale of more than 50% of the shares offered. Please reconcile. In addition, if as indicated in the table, the proceeds from the sale of the first 50% of the offering are planned for uses other than the construction of the Seasons Creek homes, please clarify this in your risk factor “We may not sell enough shares of Common Stock . . .” on page 10.

RESPONSE:

We have revised the disclosure on page 5 per this comment.

●	Grow our business through a comprehensive financing strategy. We believe our capital structure, assuming we sell all 14,500,000 offered by us in this Offering, should provide us with sufficient financial capacity and flexibility to fund our future growth. Based on such capitalization, we believe we will have access to multiple sources of financing that are currently unavailable to many of our private market peers or overleveraged public competitors, which we believe will provide us with a competitive advantage. Over time, these financing alternatives may include follow-on offerings of our Common Stock, corporate level debt, and preferred equity and credit facilities. Immediately upon completion of this Offering, assuming all 14,500,000 shares of Common Stock are sold, we expect to have a ratio of debt to total market capitalization of approximately 5.3%. Although we are not required by our governing documents to maintain this ratio at any particular level, our Board of Directors intends to review our ratio of debt to total capital on a quarterly basis, with the goal of maintaining a reasonable rate consistent with our expected ratio of debt to total market capitalization going forward. The net proceeds from this Offering, provided that at least 75% of the 14,500,000 offered shares are sold, would provide the Company with the capital sufficient to complete the Seasons Creek project in Chesterfield County, Virginia. However, if less than 75% of the shares under this Offering are sold, the net proceeds would be sufficient to complete only the development of 70 homebuilding lots under the project. If we sell less than 50% of the offered shares, we would have to cancel our homebuilding plans, sell the developed individual lots, and curtail our financial projections, which could render a detrimental effect on our future earnings and stockholder equity. If this happens, you may lose a part or all of your investment into our securities.

We also amended the following risk factor as reflected below:

We may not sell enough shares of Common Stock in this Offering to develop our Seasons Creek development in Chesterfield County, VA.

On December 11, 2015, the Company, through our subsidiary, Seasons Creek Development, LLC, a Virginia limited liability company, purchased a 28.8-acre parcel of land in Chesterfield County, Virginia zoned for new construction of 70 residential, single-family homes for $211,336 in cash. We are planning on building homes of average size 2,350 square feet, or total development of 164,500 square feet of buildable living space. We have currently allocated and up to $5,800,000 for construction and other customary costs associated with building 70 homes on this parcel of land contingent upon us selling more than 50% of the common stock in this Offering. The first 50% of the net proceeds from this Offering are planned for uses other than the construction of the 70 houses at Seasons Creek, including $3,250,000 for land development and $2,000,000 for the purchase of new land for development for purposes of future construction and properties for remodeling. There can be no guarantee that we will be able to sell a sufficient amount of shares of Common Stock in this Offering to fund such activities. Our failure to sell enough shares to fund these activities will cause us to alter our current plans and/or seek other financing which might not be available to us on favorable terms or at all. If we alter our plans or are not able to obtain alternative financing, we may have to resell the parcel of land which could adversely affect our business strategy and the value of your Common Stock.

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Risk Factors, page 9

Our officers and directors can exert significant influence over us and may make decisions that … page 11

4. Please include a discussion of the fact that you have taken a 100% allowance of $117,529 for the debt owed to you by your affiliate Fuel Combustion Technologies, Inc.

RESPONSE:

We have revised the Risk Factor to include the following underlined disclosure on page 11:

Our officers and directors can exert significant influence over us and may make decisions that are not in the best interests of all stockholders.

Our officers and directors currently beneficially own approximately 79.9% of our Common Stock (based on 2,100,000 shares of outstanding Common Stock), and, therefore, control the Company. Assuming all of the 14,500,00 shares offered by the Company in this Offering are sold, they will beneficially own approximately 10.02% of the outstanding shares of Common Stock of the Company (based on 16,600,000 shares of outstanding Common Stock), or approximately 7.61% of the outstanding shares of Common Stock if all 14,500,000 shares of Common Stock sold by the Company and the 400,000 shares registered for resale on behalf of our officers and directors in the registration statement of which this prospectus is a part are sold. Currently and until 1,266,092 shares are sold in this Offering, our officers and directors will continue to have majority control of outstanding equity securities (assuming no outstanding securities are exercised exchanged for, or converted into Common Stock), and they will be able to affect the outcome of, or exert significant influence over, all matters requiring stockholder approval, including the election and removal of directors and any change in control. In particular, this concentration of ownership of our voting securities could have the effect of delaying or preventing a change of control of us or otherwise discouraging or preventing a potential acquirer from attempting to obtain control of us. This, in turn, could have a negative effect on the market price of our Common Stock. It could also prevent our stockholders from realizing a premium over the market prices for their Common Stock. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and accordingly, they could cause us to enter into transactions or agreements that we would not otherwise consider. Since our inception in April 2012, we have issued notes receivable to affiliated parties. As of December 31, 2015, one of our affiliated party notes with principal amount of $100,000 has been in default. As of December 31, 2015 and December 31, 2014, the amount of accrued interest was $17,529 and $3,529, respectively. This loan is in default for non-payment of interest payments, and a 100% allowance totaling $117,529 for bad debt has been recorded for both principal and accrued interest at December 31, 2015. There can be no guarantees that we will be able to collect on any indebtedness outstanding (present or future), and in the event we cannot collect monies owed to us under any such indebtedness, our overall financial condition would suffer and could decrease the value of your investment in our Common Stock.

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Stockholders, page 20

5. We note your response to comment 4 of our letter dated February 23, 2016 which states that Zena Katz beneficially owns 875,404 shares of your common stock. However, the third bullet point on page 23 and the third bullet point on page 24 both indicate that Ms. Katz beneficially owns 3,208,738 shares of your stock based on the share ownership described in clauses (i) through (iii) in each bullet. Please revise to reconcile.

RESPONSE:

That was an inadvertent oversight on our behalf and apologize for any confusion. We have corrected the sentence to read as follows:

Ms. Fay Katz’s sister, Ms. Zena Katz, owns 100% of Zimas LLC (“Zimas”), and is the beneficial owner of an aggregate of 875,404 shares of Common Stock, consisting of (i) 404 shares of Common Stock held directly by Ms. Zena Katz; (ii) 625,000 shares of Common Stock issuable upon the conversion of indebtedness in the principal amount of $1,000,000 pursuant to a Loan and Settlement Agreement, dated March 31, 2013, between the Company and Zimas; and (iii) 250,000 shares of common Stock issuable upon the conversion of indebtedness in the principal amount of $400,000 pursuant to a Loan and Settlement Agreement, dated June 1, 2014, as amended, between the Company and Zimas.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 34

6. Please reconcile your table of Estimated Offering Expenses for 2016 on page 45 with your disclosure regarding the costs of your offering on page 88. Please refer to comment 8 of our letter dated February 23, 2016.

RESPONSE:

We have revised the table of Estimated Offering Expenses for 2016 on page 45 per your comment.

Comparison of the Year Ended December 31, 2015 to the Year Ended December 31, 2014, page 40

Unusual and Irregular Events, page 42

7. We note your disclosures, under this heading, consist of loan arrangements and promissory notes with affiliates and non-affiliates. Although you anticipate ceasing your financial assistance activities and focusing your future operations solely on land and property, engineering, and construction activities, you have entered into several similar types of loan arrangements and promissory notes within the past two fiscal years such that they do not appear to be unusual and/or irregular. Please revise the labeling of this heading to more accurately describe these transactions.

RESPONSE:

We have deleted that disclosure since the loan arrangements and promissory notes with affiliates and non-affiliates were not unusual or irregular events.

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Management, page 71

8. Please disclose when Mr. Temnikov began his to serve in each of the roles he holds with you, including as CEO. In this regard, we note that Mr. Zevel served as your CEO until December 31, 2014. Refer to Item 401(e)(1) of Regulation S-K.

RESPONSE:

We have revised Dr. Temnikov’s professional experience on page 71 to comply with your comment. It now reads as follows:

Maxim Temnikov, Ph.D. is one of our founders and is the President and Chief Executive Officer of the Company. Dr. Temnikov has been a member of our Board of Directors since our inception in April 2012. Dr. Temnikov served as the Company’s Chief Operating Officer from its inception in April 2012 until December 31, 2014. Since January 1, 2015, Dr. Temnikov has been serving as the Company’s President and Chief Executive Officer. Prior to founding our Company, Dr. Temnikov joined Mr. Gurin at Helpful Technologies Inc. in 2012 as a private investor and Vice President of Research and Development and then was elected its President in 2014. Prior to immigrating in the U.S. in 2012, Dr. Temnikov served as the Vice President of Business Development (2002-2012) of Mirax Group – one of Russia’s major real-estate builders with over $10 billion in projects under management. Dr. Temnikov brings knowledge of operating global businesses and experience with acquisitions, including business and financial analysis, negotiations, structuring and execution. Dr. Temnikov holds two Ph.D. degrees from Oxford University of Great Britain – one in Civil Engineering and one in Chemistry in addition to a law degree from Moscow University of Humanities earned in 2008 and Master degree in Chemical Engineering from St. Petersburg State University earned in 1994. We believe Dr. Temnikov’s extensive experience and education proven by the record of past performance in the area of real estate development provide adequate qualification for Dr. Temnikov’s nomination to the position of our Board member, President and Chief Executive Officer. Dr. Temnikov resides permanently in Miami Beach, Florida with valid U.S. permanent resident status granted in 2013.

We also revised Mr. Gurin’s professional experience on page 71 to read as follows:

Sergey Gurin is our founder, Vice-President and Interim Chief Financial Officer and has served in this role since our inception in April 2012. Mr. Gurin has been a member of our Board of Directors since our inception in April 2012. From our inception in April 2012 until December 31, 2015, Mr. Gurin served as the Company’s President. Prior to founding our Company, in 2008 Mr. Gurin founded Helpful Technologies Inc. and since then been serving as its director and executive officer. Under Mr. Gurin’s leadership, Helpful Technologies Inc. has developed numerous innovations in automotive, alternative energy, and construction industries and grown its asset base from zero-level to achieving a valuation of over $250 million. In 1987 Mr. Gurin ceased from studying nuclear physics at Ural Federal University (one of the top ranked scientific centers in Russia) to start his own business, and then went back to school, earning Bachelor degree in Finance from Ufa University of Technology and Service in 1995. Mr. Gurin provides the Company with over 20 years of experience in entrepreneurship and business management, as well as with expertise with mergers and acquisitions, business combinations, financial analysis, negotiations, structuring, and execution. Mr. Gurin benefits our company with over 20 years of experience in entrepreneurship and business administration, accounting, mergers and acquisitions, business combinations, financial analysis, negotiations, capital strategy, transaction structuring, as well as specialty expertise in executive management of development stage companies. Since 2010, Mr. Gurin has been studying and developing an expertise and specialized knowledge in both the technology-based product development for the construction industry of and the swift erection methods of assembling such technology-based products into real estate structures. Mr. Gurin is a U.S. citizen and resides permanently in Hillsboro Beach, Florida.

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We have also added Val Zevel’s professional experience on page 71:

Val Zevel served the Chief Executive Officer of our company from its inception in April 2012 until December 31, 2015. Prior to joining our Company, Mr. Zevel was a professional real-estate property appraiser, investor, and manager, who founded and managed numerous companies involved in real-estate asset management and lending activities with total capital of approximately $11 million. In 2005 Mr. Zevel founded Val Zevel, P.A., a company focused on real property appraisals, and Assets Management LLC, a company focused on managing real-estate assets for absentee owners and landlords in the Greater Miami-Fort Lauderdale, Florida metro area. In July 2015, Mr. Zevel co-founded Equity Money Management, Inc., a private lender with $2.5 million of capital under management, focused on placement of cash into secured, high-interest loans to individuals and businesses. In May 2014, Mr. Zevel co-founded MoneyX Corp., another private lender with $1.4 million of capital under management focused on placement of cash into mortgage backed securities. Mr. Zevel also is also a 25% owner of F.V.Z. LLC, which is one of our large stockholders and AssetsTZ Holdings LLC, which procured from us the warrant to purchase, within the period from December 31, 2016 until December 31, 2019, an aggregate of 2,000,000 shares of Common Stock for $1.60 per share. Val Zevel left Helpful Alliance Company on December 31, 2014 to pursue his assets management business. Mr. Zevel is a U.S. Citizen and resides permanently in Aventura, Florida.

Executive Compensation, page 73

9. Please revise to describe in greater detail why Messrs. Temnikov and Gurin received only $30,750 in 2015, if they received $500 on a biweekly basis through August 30, 2015 and an annualized salary of $120,000 beginning at some point after that. Please also state when Messrs. Temnikov and Gurin’s salaries were raised to $120,000.

RESPONSE:

We have revised the disclosure on page 73 per your comment to read as follows:

In order to assist the Company commencing business operations, Messrs. Temnikov and Gurin agreed to perform their respective services for us at no or minimal compensation for the period of 3 years, which would allow them to cover their out of pocket expenses for gas, travel, presentation and other expenses related to the Company’s business, when and as necessary. During the period from April 2012 to August 2015, Messrs. Temnikov and Gurin were performing their services based on the merit of future increase in value of their equity holdings, which they purchased from us for cash for $40,000 each, or $80,000 in the aggregate. For the period from our inception in April 2012 till December 2012, Messrs. Temnikov and Gurin have received no compensation. In fiscal year 2013, Dr. Temnikov received $9,000 and Mr. Gurin received $9,500. In fiscal year 2014, Messrs. Temnikov and Gurin each received $13,000 paid in biweekly amounts of $500. Within the period from January 2015 to August 2015, Messrs. Temnikov and Gurin each received $9,000 based on biweekly payroll of $500. As of September 1, 2015, we increased Messrs. Temnikov’s and Gurin’s compensation based on salary of $84,000 per year, or $3,231 biweekly, and from January 2016, we have increased Messrs. Temnikov’s and Gurin’s compensation to $4,615 bi-weekly, or approximately $120,000 per year. Such increase was based upon lapse of a three-year period which Messrs. Temnikov and Gurin had agreed to dedicate to the Company at a compensation level that is significantly less than average amongst business executives based on their duties and responsibilities. Messrs. Temnikov and Gurin currently dedicate their full-time to the Company’s business. We believe the compensation of $120,000 per year is a mean average wage level for business executives in Broward County, Florida in which we are located, as annual wage levels vary from $110,000 to $250,000.

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The table below summarizes information concerning the compensation earned for services rendered to us in all capacities by our chief executive officer and chief financial officer for the fiscal years ended December 31, 2014 and 2015, and estimated data for fiscal year 2016:

Summary Compensation Table

Name	Year		Salary	Bonus	Option Awards ($)	All Other Comp	Total
Maxim Temnikov, Ph.D.	2014		$13,000	-	-	-	$13,000
(PEO)	2015		$36,500	-	-	-	$36,500
	2016	(1)	$120,000	-	-	-	$120,000

Sergey Gurin	2014		$13,000	-	-	-	$13,000
(PFO)	2015		$36,500	-	-	-	$36,500
	2016	(1)	$120,000	-	-	-	$120,000

Legal Proceedings, page 68

10. Please revise your disclosure here to discuss the foreclosure proceedings for the property at 111 NE 43 Street in Miami. Please refer to Item 103 of Regulation S-K, and please indicate the current status of the case.

RESPONSE:

We have added the following disclosure on page 69 per your comment:

Legal Proceedings

111 NE 4rd Street, Miami, FL 33137

On July 17, 2015, Helpful Capital Group, LLC, a Florida limited liability company and an affiliate of the Company (“HCG”), instituted foreclosure proceedings in the General Jurisdiction Division of the 11th Judicial Circuit Court in Miami-Dade County, FL (Case No: 150016284 CA 02) by filing a Verified Complaint for Foreclosure of Mortgage against Anthony Chao, as defendant (the “Borrower”), Blair Walker and Felicia Walker (the “Tenants”), and Thriving Investments, LLC (“Thriving Investments”), seeking to enforce a Third Mortgage Modification Agreement, dated March 1, 2010 (“First Mortgage”), following a default by the borrower under an Amended, Restated and Consolidated Promissory Note, dated December 28, 2006, in the principal amount of $420,000, bearing interest at the default interest rate of 18% per annum and maturing on March 1, 2013 (the “First Priority Note”). The Note was issued by the Borrower in favor of BPD Bank and assigned to HCG on May 8, 2013 and was secured by a first mortgage on 111 NE 43rd Street, Miami, FL 33137 (the “Property”). HCG had assigned the First Mortgage and First Priority Note (with a remaining principal amount of $330,000) to the Company in November 2013 but the assignment was not recorded with the County Clerk. Therefore, HCG was legally required to initiate the foreclosure proceedings.

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On February 25, 2016, Thriving Investments filed a cross-claim against the Borrower and Tenants and third party cross complaint against FVZ, LLC and the Court Clerk of Miami-Dade County in the General Jurisdiction Division of the 11th Judicial Circuit Court in Miami-Dade County, FL (Case No. 15-015284-CA-02). In the cross-claim, Thriving Investments denied any knowledge of the First Mortgage and the First Priority Note. On January 26, 2015, FVZ had obtained a final judgment on the foreclosure in Miami-Dade County, FL (Case No. 14-024391 CA 05) for its second mortgage on the Property in the principal amount of $150,000 with an additional $158,000 in accrued interest. On April 19, 2015, the Court Clerk conducted a foreclosure sale of the Property and Thriving Investments purchased the Property, thinking it was a first mortgage. In the cross-complaint, Thriving Investments claimed that due to the typographical error in the legal description of the Property in the Final Judgment of Foreclosure in the FVZ action and Certificate of Title issued by the Court Clerk to Thriving Investments for the Property on May 19, 2015, the Certificate of Title should be rescinded as a matter of law. In the cross-complaint against FVZ and the County Clerk, Thriving Investment sought to have the foreclosure sale set aside and for FVZ to return all monies to Thriving Investments.

On March  31, 2016, HCG and Thriving Investments entered into a Settlement Agreement pursuant to which Thriving Investment agreed to pay HCG $510,000 in consideration of HCG’s assignment of its rights, title and interest in the First Mortgage and Note to Thriving Investments. The said sum of $510,000 was transferred to our attorney’s escrow account on April 4, 2016 and will be released to us no later than April 30, 2016 upon transfer of the Certificate of Title of the Property located at 111 NE 43 St., Miami, FL 33137 to the holder of the second mortgage. Upon its receipt of the funds, HCG will transfer such money to the Company.

We also amended the disclosure under Liquidity and Capital Resources section of the MD&A on page44 to read as follows:

Liquidity & Capital Resources

At December 31, 2015, we have had $214,784 on hand and an accumulated deficit of $618,157. In February 2016, the Company received an aggregate amount of $50,000 for three notes payable issued from Company’s founders, Mr. Gurin issued $20,000, Dr. Temnikov $20,000 and FVZ LLC issued $10,000. The notes accrue interest at an annual rate of 5.0%, payable quarterly, and mature in December 2017.We also anticipate receiving funds owed to us for the note receivable dated May 2013, with a value of $420,000 but the remaining principal amount of $330,000, which was assigned to the Company in November 2013. The note accrues interest at an annual rate of 12.0%, maturity date was May 2013, and the note has gone into default for non-payment of interest, therefore the interest rate has increased to 18% per the default provision in this note. In December 2014, a payment of accrued interest for $66,495 was received. This note is in default and the company filed for foreclosure in July 2015. The collateral for the loan is a real estate property located at 111 NE 43 St., Miami, FL 33137. The Company obtained a third-party appraisal in November 2015. The property was appraised at $900,000, which supports the carrying value of the note. A motion for summary judgment was filed by the foreclosure attorney in December 2015. As of December 31, 2015 and December 31, 2014, the amount of accrued interest was $55,786 and $0, respectively. On March 31_, 2016, Helpful Capital Group, LLC , our affiliate, entered into a Settlement Agreement with the holder of a second mortgage on the property pursuant to which the holder has agreed to pay Helpful Capital Group, LLC a total of $510,000 in consideration for Helpful Capital Group, LLC assigning its first mortgage on the property to the second mortgage holder. The said sum of $510,000 was transferred to our attorney’s escrow account on April 4, 2016 and will be released to us no later than April 30, 2016 upon transfer of the Certificate of Title of the Property located at 111 NE 43 St., Miami, FL 33137 to the holder of the second mortgage. Upon Helpful Capital Group’s receipt of the funds, it will remit such funds to the Company. We believe that we will be able to fund our operations for the next six months with our current cash on hand and our debt collection. In their report on our consolidated financial statements for the year ended December 31, 2015 and financial statements for the year ended December 31, 2014, our auditors have expressed substantial doubt as to our ability to continue as a going concern.

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Involvement in Certain Legal Proceedings, page 72

11. We note the media coverage of the restructuring of Mirax into Potok Beskonechnost and the allegations of embezzlement that have been levied at Mirax’ management. Please supplementally advise us of the manner in which the Mirax Group was restructured and what consideration was given to discussing this restructuring in response to Item 401(f)(1) of Regulation S-K . Refer t o Regulation S-K Compliance and Disclosure Interpretation 116.04. Please also advise as to what consideration was given to discussing any criminal investigations related to Mirax’s activities or Mr. Temnikov that have been conducted by the Russian government. Please refer to Rule 408 of Regulation C.

RESPONSE:

We have added the following disclosure per your comment as well as added disclosure regarding two of the Company’s affiliates.

The entities in which Messrs. Temnikov, Gurin and Hailston were previously or are currently involved, are parties to the following legal matters:

●	The Mirax Group, of which Dr. Temnikov was Vice President of Business Development from 2002 to 2006 and Chairman of Corporate Governance from 2009 to 2011, has been involved into litigation in Russia, where allegations of fraud and embezzlement have been levied at its founder and CEO, Mr. Polonsky and certain other members of Mirax’ top financial management. In 2012, the Russian federal government commenced a criminal case against Mirax Group founder and Chairman of the Board and Directors, Mr. Polonsky, and its top financial managers for allegedly embezzling 3.2 billion rubles ($103 million) of pre-construction holdings. The case is believed to be scheduled for trial in 2016. Dr. Temnikov is related to this case as a witness and is not under suspicion of any wrongdoing. Dr. Temnikov resigned from Mirax management in 2011 prior to change of its capital structure, and was not involved in any restructuring activities nor was made aware of actual facts surrounding the restructuring of Mirax.

●	Since 2012, Helpful Technologies Inc. and its subsidiary, Fuel Combustion Technologies Inc., were involved into a patent infringement litigation held by U.S. District Court Southern District of Florida (case number CASE NO: 12-60545-CIV- DIMITROULEAS/SNOW.) Under the summary judgment, Helpful Technologies Inc. and Fuel Combustion Technologies Inc. are jointly responsible to pay the plaintiff, Ultimate Combustion Co. Inc., the amount of $354,463 for compensation of their attorney fees incurred during the litigation. There was no damage award in that litigation. Fuel Combustion Technologies Inc. anticipates concluding this case by settlement or by paying the amount of $354,463 in 2016-2018. Our controlling stockholders, Mr. Sergey Gurin, Mr. Maxim Temnikov, and FVZ, LLC, own 75% shares of the Common Stock of Helpful Technologies, Inc. From 2011 and prior to joining our Company in 2012 as Chairman of the Board, Mr. Earl B. Hailston served as the Chairman of the Board of Helpful Technologies Inc. Dr. Temnikov joined Helpful Technologies Inc. in 2012 as a private investor and Vice President of Research and Development and served as the President of Helpful Technologies, Inc. in 2014. In 2008, Mr. Gurin founded Helpful Technologies Inc. and since then been serving as its director and executive officer. In 2015, Mr. Gurin was appointed the President and Interim CEO of Helpful Technologies, Inc.

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Audit Report, page F-2

12. We note that you retained new independent accountants to perform the audit of your financial statements for the fiscal year ended December 31, 2015. Please revise your filing to include the information required by Item 304 of Regulation S-K, as applicable to you.

RESPONSE:

Please note that the information required by Item 304 of Regulation S-K was included in Amendment No. 4 and is on page 69 of Amendment No. 5. We believe that is what comment was referencing.

Financial Statements

Note 5- Notes Receivable- Related Parties, page F-17

13. Please provide us with a detailed analysis, based on the guidance in ASC 310-10-35, of your conclusion that the receivables from Helpful Technologies, Inc., with a total principal amount of $360,000, are not impaired as of December 31, 2015. Tell us the total amount of cash and liabilities the company has, and why it was not able to repay the loans when due, such that you had to extend the maturity date. Address the adverse factors disclosed on the company’s website, http://www.helpfultechnologies.com, and tell us what has to take place in order for it to generate the cash required to repay the loans.

RESPONSE:

Additional information relating to $360,000 receivable from Helpful Technologies Inc.

A loan is evaluated for ASC 310-10-35 (FAS 114) status when it is considered impaired, which means the creditor has some expectation that the repayment of the loan will not be realized in full when due. In case of receivables from Helpful Technologies Inc., we, as the creditor, have no such expectations. We believe the receivables from Helpful Technologies, Inc., with a total principal amount of $360,000 and accrued and unpaid interest of $23,591, or the aggregate of $383,591, are not impaired and will be repaid on or before the extended maturity date of December 31, 2016. We have considered an impairment of these receivables under the guidance promulgated by ASC 310-10-35 (FAS 114), evaluating a loan status based on approximation of Fair Market Value of Helpful Technologies’ total assets minus its total liabilities. When extending the loan in December 2015, we have used the approximate financial data of Helpful Technologies, taking into consideration that the IRS Compliance audit was completed and pending final review and closing.

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On February 17, 2016, Helpful Technologies, Inc. has passed the U.S. IRS Compliance Audit for the period from inception to December 31, 2012, and is currently undergoing a financial audit by an independent PCAOB-registered accounting firm, which was paused in September 2014 pending completion of the U.S. IRS Compliance Audit. Resulting from the U.S.IRS Compliance Audit, Helpful Technologies, Inc. has no penalties, but had to make several adjustments to its unaudited financial reporting. Resulting from such adjustments, as of December 31, 2012, Helpful Technologies, Inc. had total assets of $6,573,179 and total liabilities of $5,688,989, or a difference of $884,190. At this time, Helpful Technologies, Inc. has completed making derivative adjustments for fiscal year ending December 31, 2013, but is still implementing the changes for period from January 1, 2014 to December 31, 2015; therefore, no accurate numbers can be reported at this time. As of December 31, 2013 Helpful Technologies Inc. had total assets of $7,759,752 and total liabilities $5,759,500 or the difference of $1,810,252. The derivative adjustments of Helpful Technologies Inc.’s financial statements for fiscal years ending December 31, 2014 and December 31, 2015 is currently undergoing completion.

After completion of financial adjustments, Helpful Technologies, Inc. will file amended tax returns with the U.S. IRS and will attempt an evaluation of its assets, after which we will be able to evaluate actual status of the Notes under consideration. As of the date of this response, Helpful Technologies, Inc., has no cash, but has numerous intangible assets, which, according to an independent evaluation conducted by a certified business evaluation firm as of December 31, 2012 was valued in $113,365,324. Our Chief Financial Officer, Mr. Gurin, who is currently overseeing financial affairs of Helpful Technologies Inc., believes that even at liquidation, the difference between Helpful Technologies total assets and total liabilities will worth substantially more than the amount owed to us. Mr. Gurin also believes that now that U.S.IRS Compliance audit is officially completed, and once the unaudited financial statements are ready for audit, Helpful Technologies Inc.’s patents could provide basis for new investors to evaluate the risks and the merits of private investments into Helpful Technologies, Inc. and possibly invest. Both, Messrs. Temnikov and Gurin are prepared to face significant dilution of their holdings in Helpful Technologies Inc. to ensure the repayment of the accounts receivable to us.

The Notes owed to us by Helpful Technologies, Inc. are anticipated to be repaid together with unpaid and accrued interest on or before the extended maturity date of December 31, 2016. We granted the extension of the maturity date on the Notes, because Helpful Technologies, Inc. was unable to repay the Notes on December 31, 2015 as it had to slow down its operations due to extensive patent infringement litigation that depleted its cash resources from September 2012 to December 2015 (please see Section “Involvement in Certain Legal Proceedings” starting on page 72 of this prospectus.) As a result of the litigation, Helpful Technologies Inc. owes the plaintiff, Ultimate Combustion Co. Inc., the amount of $354,463 for compensation of their attorney fees incurred during the litigation. There was no damage award to the plaintiff in that litigation.

Taking into consideration that as of December 31, 2013, Helpful Technologies Inc. had total assets of $7,759,752 and total liabilities $5,759,500, or the difference of $1,810,252, we have a reason to believe, under ASC 310-10-35 (FAS 114), that a roll-over value Helpful Technologies Inc. assets minus liabilities as of December 31, 2015 will conclude in an amount sufficient to repay both, the amount owed under the judgment, and the amount owed to us. In order for Helpful Technologies Inc. to generate the cash required to repay the loans to us on or before the extended maturity date, Helpful Technologies Inc. has to either sell one or more of its assets at a financial gain, or attract new equity investments. While both are possible, there is no guarantee that Helpful Technologies Inc. will be able to do so. Please see Section “Risk Factors” on page10 of this prospectus.

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We have also added the following risk factor on page10.

We may be unable to collect receivables when due or at all.

We rely in part, on receiving the principal and interest under the Notes receivable underlying substantial part of our assets. Although we normally require substantial collateral to secure the Notes and are evaluating the risks and merits of the loans from time to time, we cannot guarantee that we will be able to collect all or part of the amounts owed to us under the Notes receivable. Furthermore. we are not a financial institution and are not required to evaluate our Notes receivable under ASC 310-10-35 (FAS 114). If we are unable to collect any amount of the Notes receivable, we will be forced to recognize a bad debt and the value of our assets may decrease, which would render a detrimental effect on our stockholder equity and value of your investment into our securities may be also affected.

The Company acknowledges that:

●	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	The Company may not assert staff comments and the declaration of effectiveness Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel Philip Magri, Esq. of the Magri Law, LLC by phone at (954) 303-8027 or email at pmagri@magrilaw.com. We thank you for your assistance with this matter.

Very truly yours,

HELPFUL ALLIANCE COMPANY

By:	/s/ Sergey Gurin
Name:	Sergey Gurin
Title:	Vice President and Interim Chief Financial Officer

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